Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-224616

Relating to the

Preliminary Prospectus Supplements

Dated August 18, 2020

(To Prospectus Dated August 18, 2020)

PRICING TERM SHEET

August 19, 2020

Sabre Corporation

Offerings of

35,714,286 Shares of Common Stock

And

3,000,000 Shares of

6.50% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet supplements each of (1) Sabre Corporation’s preliminary prospectus supplement, dated August 18, 2020 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering (the “Common Stock Offering”) of Sabre Corporation’s common stock, and (2) Sabre Corporation’s preliminary prospectus supplement, dated August 18, 2020 (the “Preferred Stock Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering (the “Preferred Stock Offering”) of Sabre Corporation’s 6.50% Series A Mandatory Convertible Preferred Stock, and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Sabre Corporation has increased the size of the Preferred Stock Offering to 3,000,000 shares (or, if the underwriters of the Preferred Stock Offering fully exercise their option to purchase additional Mandatory Convertible Preferred Stock to cover overallotments, 3,450,000). The final Preferred Stock Prospectus Supplement will reflect conforming changes relating to such increase in the size of the offering. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Sabre Corporation and not to its subsidiaries.

Common Stock Offering

Issuer	Sabre Corporation, a Delaware corporation.

Securities Offered	35,714,286 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 41,071,429) shares of common stock, $0.01 par value per share, of Sabre Corporation (the “Common Stock”).

Ticker / Exchange for Common Stock	SABR / NASDAQ Global Select Market (“NASDAQ”).

Last Reported Sale Price per Share of Common Stock on NASDAQ on August 19, 2020	$7.02.

Public Offering Price per Share of Common Stock	$7.00.

Trade Date	August 20, 2020.

Settlement Date	August 24, 2020.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $238.6 million (or approximately $274.5 million if the underwriters fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Common Stock Offering for general corporate purposes.

Book-Running Managers	Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.

Co-Managers	PNC Capital Markets LLC
MUFG Securities Americas Inc.
TPG Capital BD, LLC
ING Financial Markets LLC

CUSIP / ISIN Numbers for the Common Stock	78573M104 / US78573M1045.

Preferred Stock Offering

Issuer	Sabre Corporation, a Delaware corporation.

Securities Offered	6.50% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”).

Amount Offered	3,000,000 shares (or, if the underwriters of the Preferred Stock Offering fully exercise their option to purchase additional Mandatory Convertible Preferred Stock to cover overallotments, 3,450,000) shares of Mandatory Convertible Preferred Stock.

Public Offering Price per Share of Mandatory Convertible Preferred Stock	$100.00.

Liquidation Preference	$100.00 per share of Mandatory Convertible Preferred Stock.

Trade Date	August 20, 2020.

Settlement Date	August 24, 2020.

Listing	No public market currently exists for the Mandatory Convertible Preferred Stock. We intend to apply to list the Mandatory Convertible Preferred Stock on The NASDAQ Global Select Market under the symbol “SABRP.” If the listing is approved, we expect trading to commence within 30 days after the Settlement Date.

Stated Dividend Rate	6.50% per annum.

Dividend Payment Dates	March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2020 and ending on, and including, September 1, 2023.

Regular Record Dates	February 15, May 15, August 15 and November 15.

Scheduled Dividend Payments	If declared in full for payment in cash, the first scheduled dividend on the Mandatory Convertible Preferred Stock payable on December 1, 2020 will be $1.7514 per share of Mandatory Convertible Preferred Stock, assuming that the initial closing of the Preferred Stock Offering occurs on the Settlement Date. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $1.625 per share of Mandatory Convertible Preferred Stock.

Minimum Conversion Rate	11.9048 shares of Common Stock per share of Mandatory Convertible Preferred Stock. The Minimum Conversion Rate is subject to adjustment in the manner described in the Preferred Stock Preliminary Prospectus Supplement.

Maximum Conversion Rate	14.2857 shares of Common Stock per share of Mandatory Convertible Preferred Stock. The Maximum Conversion Rate is subject to adjustment in the manner described in the Preferred Stock Preliminary Prospectus Supplement.

Minimum Conversion Price	$7.00 per share of Common Stock, which is equal to the Public Offering Price per Share of Common Stock in the Common Stock Offering. The Minimum Conversion Price is subject to adjustment in the manner described in the Preferred Stock Preliminary Prospectus Supplement.

Maximum Conversion Price	$8.40 per share of Common Stock, which represents a premium of approximately 20% over the Minimum Conversion Price. The Maximum Conversion Price is subject to adjustment in the manner described in the Preferred Stock Preliminary Prospectus Supplement.

Floor Price	$2.45 per share of Common Stock, which is approximately 35% of the Minimum Conversion Price. The Floor Price is subject to adjustment in the manner described in the Preferred Stock Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Preferred Stock Offering will be approximately $289.5 million (or approximately $333 million if the underwriters fully exercise their option to purchase additional Mandatory Convertible Preferred Stock, solely to cover overallotments), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Preferred Stock Offering for general corporate purposes.

Book-Running Managers	Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.

Co-Managers	PNC Capital Markets LLC
MUFG Securities Americas Inc.
TPG Capital BD, LLC
ING Financial Markets LLC

CUSIP / ISIN Numbers for the Mandatory Convertible Preferred Stock	78573M 203/ US78573M2035.

Make-Whole Fundamental Change Conversion Rate	Subject to the provisions described in the Preferred Stock Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period,” the make-whole fundamental change conversion rate applicable to a make-whole fundamental change will be the conversion rate set forth in the table below corresponding (after interpolation as described below) to the effective date and the make-whole fundamental change stock price of such make-whole fundamental change:

	Make-Whole Fundamental Change Stock Price
Effective Date	$2.00	$4.00	$7.00	$7.50	$8.40	$10.00	$15.00	$20.00	$30.00	$40.00	$50.00	$60.00
August 24, 2020	13.0540	12.6480	12.3320	12.2935	12.2302	12.1361	11.9600	11.8852	11.8349	11.8218	11.8178	11.8165
September 1, 2021	13.3930	12.9230	12.4921	12.4357	12.3429	12.2035	11.9470	11.8704	11.8524	11.8477	11.8462	11.8457
September 1, 2022	13.9285	13.4245	12.7463	12.6471	12.4840	12.2499	11.9249	11.8784	11.8751	11.8751	11.8750	11.8750
September 1, 2023	14.2857	14.2857	14.2857	13.3333	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048

If such effective date or make-whole fundamental change stock price is not set forth in the table above, then:

•

if such make-whole fundamental change stock price is between two prices in the table above or the effective date is between two dates in the table above, then the make-whole fundamental change conversion rate will be determined by straight-line interpolation between the make-whole fundamental change conversion rates set forth for the higher and lower prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable;

•

if the make-whole fundamental change stock price is greater than $60.00 (subject to adjustment in the same manner as the make-whole fundamental change stock prices set forth in the column headings of the table above are adjusted, as described in the Preferred Stock Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period—Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates”) per share, then the make-whole fundamental change conversion rate will be the Minimum Conversion Rate in effect on the relevant conversion date; and

•

if the make-whole fundamental change stock price is less than $2.00 (subject to adjustment in the same manner) per share, then the make-whole fundamental change conversion rate will be the Maximum Conversion Rate in effect on the relevant conversion date.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or BofA Securities, Inc. by calling 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Mandatory Convertible Preferred Stock or the Preferred Stock Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Mandatory Convertible Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.